Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 23, 2010, the Chicago Board Options Exchange, Incorporated issued the following regulatory circular.

CBOE Regulatory Circular RG10-48

To:	All Members and Member Firms
From:	Membership Department
Date:	April 23, 2010
Re:	Post-Demutualization Access Program

Subject to member and SEC approval, it is the CBOE’s goal to complete the demutualization by the end of June 2010.  With the effectiveness of the demutualization, all CBOE memberships, temporary memberships and interim trading permits will terminate and there will no longer be private lessor/lessee membership leases.  CBOE will then become the sole provider of trading access for those wishing to conduct business on the Exchange.  As a result, all current members and member firms will need to obtain new CBOE Trading Permits from the Exchange in order to continue to have trading privileges and related functions on the Exchange.  A CBOE Trading Permit Holder will be a member of CBOE solely for purposes of the Securities Exchange Act of 1934, and status as a Trading Permit Holder will not confer any ownership interest in CBOE.

In the interest of ensuring an efficient transition, we are issuing this circular to outline the specifics of the post-demutualization access program and to provide details as to how all members and member firms may apply for and obtain Trading Permits.  Due to the significant amount of processing required to facilitate the new access structure, CBOE strongly encourages that all members and member firms complete the registration process detailed in this circular and CBOE Regulatory Circular RG10-49 by Friday, May 21, 2010.  Submissions after this date will be accepted, but there will be a post-demutualization access application fee of $1,000 per member firm or individual member not associated with a member firm for the processing of applications received after May 21st.  This fee will not apply to new members or member firms that are not approved and active until after May 21st, and will not be assessed for any amendments after May 21st to Trading Permit registrations completed by May 21, 2010.

Overview

With the transition to the new Trading Permits, CBOE will keep many of the current practices related to CBOE access.  The post-demutualization access program will retain the tier-based market-maker appointment system, in which each CBOE option class is designated as either an AA, A, B, C, D, E or F tier, based on quarterly average daily volume and other characteristics.  CBOE market-makers will continue to use this system as a basis for determining how many Trading Permits they require.  CBOE market-makers will also continue to be able to manage their class appointments on-line, and CBOE will retain the current acronym structure.

Furthermore, firms with Trading Permits will be eligible to designate both nominees and inactive nominees (parking privileges).  Access charges will be fixed and assessed for calendar month terms, although billing for permits will now occur at the end of a calendar month and will be contained within the consolidated bill that the Exchange produces for all other fees and charges.

However, under the new access structure, there will no longer be a single, unitary access right for all trading functions and products.  Instead, CBOE will make available different Trading Permits based on trading function and, in the case of market makers, assess a surcharge for, initially, one of CBOE’s proprietary products.  Additionally, the number of Trading Permits made available will be limited.  Members and member firms may apply for more trading access than they have today and receipt of additional trading access will be dependent upon the extent to which there is any unused quantity of authorized Trading Permits.  The Trading Permit structure is as follows:

Market-Maker Trading Permit

This permit would be for all market-makers (including market-makers trading remotely), DPMs, eDPMs and LMMs.

a)              Appointment Credit of 1.0

b)             Quoting and Order Entry Bandwidth Allowance

c)              3 Logins

d)             Trading Floor Access

e)              Trading Permit Holder Status

Floor Broker Trading Permit

This permit would be for all floor brokers requiring physical access to the trading floor.

a)              Order Entry Bandwidth Allowance

b)             Up to 3 Logins

c)              Trading Floor Access

d)             Trading Permit Holder Status

Electronic Access Permit (EAP)

This permit would be available to broker-dealers registered with the Exchange to conduct one or more of the following businesses that do not require physical access to the trading floor:  (a) OCC clearing members, (b) organizations approved to transact business with the public, (c) proprietary broker-dealers engaged in principal trading and (d) order service firms.  A proprietary broker-dealer may not use an EAP to submit market-maker orders (i.e., M orders) for its own account or an affiliated market-maker account.

a)              Order Entry Bandwidth Allowance

b)             Up to 3 Logins

c)              Trading Permit Holder Status

Members and member firms that register for at least one Market-Maker, Floor Broker or Electronic Access Permit prior to the effectiveness of the demutualization transaction will continue to maintain trading and related access to the Exchange.  All others will have their membership status terminated.  Inactive nominees of a member firm that registers prior to the effectiveness of the demutualization transaction to be a Trading Permit Holder post-demutualization will retain their inactive nominee status without further action if they have an inactive nominee status at the time of demutualization.  Equity ownership in CBOE Holdings, Inc. will not qualify any individual or firm as a Trading Permit Holder of CBOE for any purpose.

Bandwidth Packets

CBOE will also make available two new bandwidth packets to better allow Trading Permit Holders to manage their electronic access to the Exchange.  Market-makers will be offered the opportunity to purchase one or more “quoting and order entry bandwidth packets.”  Each of these bandwidth packets will qualify the holder to up to three additional logins and contain the standard market-maker bandwidth allocation, which may then be added onto the total bandwidth pool for a market-maker’s acronym(s) and Trading Permit(s) without that market-maker having to obtain additional Trading Permits.  Also, all Trading Permit Holders will be able to purchase one or more new “order entry bandwidth packets”, each qualifying the holder to up to three additional logins.  Members may contact Keith Kiley at kileyk@cboe.com or (312) 786-7245 for additional information on the bandwidth packets and/or to request post-demutualization bandwidth packets.

Application Process

The demutualization transaction and subsequent issuance of new Trading Permits requires a registration process for all members and member firms.  There will be no automatic registration of current members and member firms that do not complete the process.  For members and member firms that complete the registration process, the new permits will be issued and activated automatically on the day that the demutualization transaction becomes effective, provided that the member or member firm is an effective member or is approved for membership on that date.  Any individual or firm that is approved for membership prior to demutualization is also eligible to apply for and receive Trading Permits.

In order to receive one or more post-demutualization Trading Permits, members, member firms and those approved for membership must complete the application process for post-demutualization Trading Permits described in CBOE Regulatory Circular RG10-49.

Pricing

CBOE has reviewed the prevailing lease and permit rates for access over the past 12 months and compared those rates to trends in volume and CBOE market share and to access costs on competing markets.  The Exchange believes that access to the CBOE, because of our market position, product line and institutional offering, is both a valuable and desirable asset for professional participants in the listed options marketplace.  Furthermore, CBOE believes that its value proposition for post-demutualization access must be reflective of the business environment going forward, and that CBOE must be able to adjust its pricing as necessary without unduly disrupting the operations of Trading Permit Holders that conduct business on the Exchange.

CBOE intends to submit a rule filing to the SEC with the pricing schedule detailed below.

•	Market-Maker Trading Permit	$7,500/month
•	Floor Broker Trading Permit	$7,500/month
•	Electronic Access Permit	$2,000/month
•	Quoting and Order Entry Bandwidth Packet	$3,750/month
•	Order Entry Bandwidth Packet	$2,000/month

However, for the remainder of 2010, the Exchange will discount each of these rates by 20%.  It is not expected that there will be any further changes in these rates for the remainder of the year.

The effective rates for the remainder of 2010 will be as follows:

•	Market-Maker Trading Permit	$6,000/month
•	Floor Broker Trading Permit	$6,000/month
•	Electronic Access Permit	$1,600/month
•	Quoting and Order Entry Bandwidth Packet	$3,000/month
•	Order Entry Bandwidth Packet	$1,600/month

In addition to the rates noted above, CBOE intends to establish a tier appointment for its proprietary SPX product which will be subject to the surcharge below.  CBOE believes this surcharge will enable the Exchange to properly reflect the demand and opportunity for market-makers trading this product, without impacting those that do not conduct business in SPX.  This surcharge will only apply to market-makers that either a) have a tier appointment in SPX at any time during a calendar month or b) conduct any open outcry transactions in SPX at any time during a calendar month.  This surcharge applies to market-makers only and is not subject to the 20% discount noted above.

•	S&P 500 (SPX) Options	$3,000/month

In order for a Market-Maker Permit to be used to trade in SPX, the Trading Permit Holder must obtain an SPX tier appointment for that Market-Maker Permit.  Each SPX tier appointment may only be used with one designated Market-Maker Permit.

CBOE will continue to have application and inactive nominee fees identical to the fees in place today, but CBOE will no longer charge member dues.  There will be no application fee for the registration process, except for the application fee described above for registration applications submitted after May 21, 2010.

CBOE will issue the new Trading Permits, tier appointments and bandwidth packets on the date of effectiveness of the demutualization but will not begin assessing Trading Permit, tier appointment and bandwidth packet fees until the first day of the following month.  For example, if the demutualization transaction were to close of June 15, 2010, CBOE would issue the new Trading Permits on June 15th, but no charges would be assessed for the month of June for the Trading Permits, tier appointments or bandwidth packets.  The first billed month would, in that case, be July, with a bill issued the first week of August.

Initial Trading Permit Issuance

CBOE will initially make available the following number of each type of Trading Permit and tier appointment.  These limits will satisfy all members that are guaranteed the opportunity to receive Trading Permits in connection with CBOE’s demutualization.

•                  725 Market Maker Permits

•                  225 SPX Tier Appointments

•                  150 Floor Broker Permits

•                  150 Electronic Access Permits

If the initial demand for post-demutualization Trading Permits and SPX tier appointments exceeds any of the above limits and there are Trading Permits or SPX tier appointments available after the allocation of Trading Permits and tier appointments to those guaranteed to receive them in connection with CBOE’s demutualization, the remaining Trading Permits and tier appointments will be allocated to applicants through a random lottery process.  In that case, each of the remaining applicants together with its affiliates will be eligible to receive no more than the greater of 10 Permits (or tier appointments) of each type or 20% of the Permits (or tier appointments) of each type allocated through the random lottery process.

CBOE may change the number of authorized Trading Permits of each type and tier appointments from time to time and will announce any such changes.

Cancellation, Renewal and Obtaining Additional Permits

Following the initial issuance of the new Trading Permits, tier appointments and bandwidth packets, all Trading Permits, tier appointments and bandwidth packets will automatically be renewed each month unless instructed otherwise by the Trading Permit Holder.  Cancellations must be received via email to tradingpermits@cboe.com by the 25th day of the month (or the preceding business day if the 25th is not a business day) or Trading Permits, tier appointments and bandwidth packets will auto-renew for the following month.  In the event that CBOE determines to change its pricing for Trading Permits, tier appointments or bandwidth packets, Trading Permit Holders will be notified prior to this deadline.

Additionally, for new Trading Permit Holders and those Trading Permit Holders whose business needs change during the month, CBOE will offer the ability for Trading Permit Holders to obtain new or additional Trading Permits and/or bandwidth packets intra-month for a pro-rata charge based on the remaining trading days left in the calendar month, provided there are any available for issuance.  Following the initial allocation of Trading Permits, additional Trading Permits will be issued based on order-in-time priority.  CBOE will maintain a waiting list to the extent that there are Trading Permit requests in excess of the applicable limit.

CBSX Trading Permits

All CBOE trading permits will include the ability to obtain access to the CBOE Stock Exchange (CBSX) at no additional charge.  Post-demutualization CBSX Trading Permits that provide access solely to CBSX will also be made available.  These CBSX Trading Permits will initially have no permit fee and there will initially be no limit on the available number of these CBSX

Trading Permits.  All current CBSX trading permit holders will need to obtain a post-demutualization CBSX Trading Permit pursuant to the application process described above in order to continue their access to CBSX following CBOE’s demutualization.

Additional Information

The post-demutualization access program is being implemented in accordance with the proposed access rules that are contained in CBOE’s rule filing relating to its demutualization (SR-CBOE-2008-88) which is available at www.cboe.org/legal.  Please refer to that rule filing for further information regarding CBOE’s proposed access rules, including regarding those that are guaranteed the opportunity to receive Trading Permits in connection with CBOE’s demutualization if they complete the above application process.  These access rules and the post-demutualization access program remain subject to Securities and Exchange Commission approval.

Please direct any questions to Stan Leimer at (312) 786-7299 or leimer@cboe.com, or to Eric Frait at (312) 786-7747 or frait@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.